

June 30, 2011

Via Email
Mr. Gil Shwed
Chief Executive Officer and Chairman of the Board
Check Point Software Technologies Ltd.
5 Ha'Solelim Street, Tel Aviv 67897, Israel

> **Re: Check Point Software Technologies Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 1, 2011**
> **File No. 000-28584**

Dear Mr. Shwed:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospectus

Liquidity and Capital Resources, page 46

1.   We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of Israel. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of Israel and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 5.B.1 of Form 20-F and Section IV of SEC Release 33-8350.

Item 10. Additional Information

Material Contracts, page 70

2.   We note your disclosure that your two largest distributors accounted for approximately
        18% and 17% of your sales in both 2010 and 2009. Please tell us what consideration you
        have given to identifying these distributors and providing a summary of your material
        contracts with each of these distributors. See Item 10.C of Form 20-F. Further, tell us
        what consideration you have given to filing these agreements as exhibits to the Form 20-
        F. It appears that these distributors generate a large amount of revenue for the company
        and that you may be substantially dependent upon any agreements with these distributors.
        See Instruction 4(b)(ii) to the Exhibits of Form 20-F.

3.   You state that you purchase several key components and finished products from sole or
        limited sources and that you are increasingly dependent on contract manufacturers for
        your hardware products. To the extent you are materially dependent on limited and single
        source suppliers or contract manufacturers, please tell us what consideration you gave to
        disclosing the terms of any material contracts and filing such agreements as exhibits to the
        annual report. See Instruction 4(b)(ii) to the Exhibits of Form 20-F.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial
Reporting, page F-4

4.   We note that the report does not contain the Registered Public Accounting Firm's opinion
        as to whether the registrant maintained, in all material respects, effective internal control
        over financial reporting in accordance with Rule 2-02(f)(2) of Regulation S-X. Please
        amend your Form 20-F accordingly.

Notes to Consolidated Financial Statements

Note 10: - Commitments and Contingent Liabilities

b. Litigation, page F-31

5.   We note your disclosure regarding the Israeli Tax Authority and the four patent related
        matters as well as the disclosures regarding your "various other lawsuits." If there is a
        reasonable possibility that a loss exceeding amounts already recognized may have been
        incurred and the amount of that additional loss would be material you must either
        disclose the estimated additional loss, or state that such an estimate cannot be made.

Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: John Slavitt, Esq.
        General Counsel